               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         Form U-3A-2

       Statement by Holding Company Claiming Exemption Under
             Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

             To Be Filed Annually Prior to March 1

                      ENOVA CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF
CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

	 Enova Corporation ("Claimant") is a corporation organized and existing under the laws of the State of California.<F1> Enova Corporation is a holding company, organized to acquire and hold securities of other corporations. Enova Corporation's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 129400, San Diego, California 92112-9400. Enova Corporation has the following subsidiaries:

A.	San Diego Gas & Electric Company ("SDG&E") is a public utility organized and existing as a corporation under the laws of the State of California. SDG&E is a wholly owned subsidiary of Enova Corporation. SDG&E is primarily engaged in the business of generating, transmitting and distributing electric energy in San Diego County and in a portion of Orange County, and distributing natural gas in San Diego County. SDG&E's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 1831, San Diego, California 92112-4150.

B.	Pacific Diversified Capital Company ("PDCC") is an independently-
operated holding company organized and existing as a corporation under the laws of the State of California. PDCC is a wholly owned subsidiary of Enova Corporation. PDCC owns Phase One Development, Inc. and Phase One Construction, Inc. (inactive). PDCC's principal place of business is 101 Ash Street, San Diego, California 92101.

(1) Phase One Development, Inc. ("Phase One") is a corporation organized and existing under the laws of the State of California. Phase One is in the business of owning and developing real property. Phase One's principal place of business is 101 Ash Street, San Diego, California 92101.

(2) Phase One Construction, Inc. is an inactive corporation organized and existing under the laws of the State of California. Its principal offices are located at 101 Ash Street, San Diego, California 92101.

C. Enova Financial, Inc. ("Enova Financial") is a corporation organized and existing under the laws of the State of California. Enova Financial is a wholly owned subsidiary of Enova Corporation. Enova Financial's principal business is investing as a limited partner in affordable- housing projects located throughout the country. Enova Financial's principal place of business is 101 Ash Street, San Diego, California 92101.

D. Califia Company ("Califia") is a corporation organized and existing under the laws of the State of California. Except for an immaterial number of shares of non-voting preferred stock, Califia is a wholly owned subsidiary of Enova Corporation. Califia is an equipment-leasing company, specializing in leasing computer equipment. Califia's principal place of business is 101 Ash Street, San Diego, California 92101.

E. Enova Energy, Inc. is a corporation, organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and is an energy-management-consulting firm. Its primary business is resource management consulting (including generation, purchased power and transmission) and fuel and power procurement consulting for utilities and large end-users. Its principal place of business is 101 Ash Street, San Diego, California 92101.

F. Enova Technologies, Inc. is a corporation, organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation. It is in the business of developing new technologies generally related to the utility and energy business. Its principal place of business is 101 Ash Street, San Diego, California 92101.

G. Enova International is a corporation, organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and was formed to develop and operate natural gas projects outside the United States. Its principal place of business is 101 Ash Street, San Diego, California 92101

<F1>On December 6, 1995, San Diego Gas and Electric Company announced the formation of Enova Corporation (Enova) as the parent company for SDG&E, an operating public utility, and its unregulated subsidiaries. On January 1, 1996, Enova became the parent of SDG&E. SDG&E's outstanding common stock was converted on a share-for-share basis into Enova common stock. SDG&E's debt securities, preferred and preference stock were unaffected and remain with SDG&E. On January 31, 1996, SDG&E's ownership interest in its subsidiaries was transferred to Enova at book value, completing the parent company structure.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

	Enova Corporation is not a "public utility company" for the purposes of the Public Utilities Holding Company Act of 1935 (the
"Act"), and does not own any such properties.

SDG&E Electric Utility Properties:
---------------------------------

     SDG&E operates nine oil and gas-fueled generating units, with net capability of 1,641 MW, located in San Diego County. The four South Bay units (690 MW), located in the City of Chula Vista, went into operation between 1960 and 1971; the five Encina units (951 MW), located in the City of Carlsbad, went into operation between 1954 and 1978. SDG&E owns 100% of all of these units except Encina 5 (330 MW), which SDG&E sold and leased back in 1978, with a lease term through 2004 and renewal options for up to 15 additional years. SDG&E owns 19 gas-fired combustion turbines with net capability of 332 MW, which were placed in service from 1966 to 1979; these turbines are located at various sites in San Diego County and are used only for emergency and peak demand. SDG&E owns 20% of the three nuclear units at San Onofre Nuclear Generating Station ("SONGS"), located in San Diego County, south of San Clemente at the Camp Pendleton United States Marine Base. SONGS is primarily owned and operated by Southern California Edison Company ("Edison"). SONGS 1 has been permanently shut down. SDG&E's share of SONGS 2 and 3 amounts to an aggregate of 430 MW. SDG&E owns another 230-MW diesel- and gas-fueled plant in San Diego County, which is in storage and is not expected to return to service.

      SDG&E's transmission facilities consist of transmission lines and transmission substations operating at various voltages from 69 kV (69,000 volts) upwards to 500 kV. SDG&E owns the transmission facilities located in the area in which it serves (San Diego County and a contiguous portion of Southern Orange County), as well as all or portions (specified below) of the three segments of the Southwest PowerLink (SWPL), a 500-kV transmission line extending from SDG&E's Miguel Substation in Southern San Diego County to the Palo Verde Nuclear Generating Station west of Phoenix, Arizona, via two intermediary substations at Imperial Valley, California and North Gila, Arizona.

      SDG&E's transmission system consists of the following:

              - 500 kV: 279.00 circuit-miles (159.0 miles in
                        California, 120.0 miles in Arizona)
              - 230 kV: 358.45 circuit-miles (all in California)
              - 138 kV: 317.57 circuit-miles (all in California)
              -  69 kV: 938.03 circuit-miles (all in California)

     SDG&E is interconnected to various utilities for the purpose of buying and selling electric power and energy, as well as for mutual reliability. SDG&E is interconnected with Edison at the San Onofre 230-kV bus. SDG&E's system connects to the Mexico utility Comision Federal de Electricidad via two 230 kV transmission lines, one from Miguel Substation to Tijuana Substation and the other from Imperial Valley Substation to La Rosita Substation (each line owned by SDG&E on the U.S. side of the international border). The Miguel-Imperial Valley segment of the SWPL (100% owned by SDG&E) provides an interconnection to the system of Imperial Irrigation District; the Imperial Valley - North Gila segment of the SWPL (85.64% owned by SDG&E) provides an interconnection with Arizona Public Service; and the North Gila-Palo Verde segment of the SWPL (76.22% owned by SDG&E) provides the final leg for accessing power at the Palo Verde 500-kV bus, at which power from various sources can be obtained by SDG&E. All the substations at these interconnections are jointly owned by SDG&E and the respective interconnected utilities.

    SDG&E's distribution facilities consist of approximately 8,700 circuit miles of overhead lines and 9,100 circuit miles of underground lines located in San Diego and Orange Counties.
                                          3

SDG&E Gas Utility Properties:
----------------------------

     SDG&E owns and operates facilities used for the distribution of natural gas to its electric generating units and to retail customers for heat, light and power in San Diego County. SDG&E's natural gas facilities are located in San Diego and Riverside Counties. Gas facilities consist of transmission facilities (compressor stations of 16,900 horsepower in Moreno and of 3,080 horsepower in Rainbow), 149 miles of high-pressure transmission pipelines, approximately 6,607 miles of high-pressure and low-pressure distribution mains, and approximately 5,450 miles of service lines. All natural gas is delivered to SDG&E under a transportation and storage agreement with Southern California Gas Company through two transmission pipelines and one distribution pipeline, owned by Southern California Gas, with a combined capacity of 525 million cubic feet per day.

3. INFORMATION FOR CALENDAR YEAR 1995 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(a). NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.<F2> <F3>

                             Electric(kwh)               Gas(Mcf)
     Enova Corporation:           None                       None
     SDG&E:     Retail:      15,522,919,551              89,878,068
                Wholesale:      393,830,050                  None

<F2> Excludes customer-owned natural gas transported to retail customers by SDG&E.

<F3> Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.

(b).   NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

      Enova Corporation:                         None
      SDG&E:                                     None

 (c).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                             Electric(kwh)           Gas(Mcf)
                             -------------           ---------
       Enova Corporation:      None                   None
       SDG&E:                261,585,000             1,290,503

(d).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                            Electric(kwh)           Gas(Mcf)
                            -------------           ---------
       Enova Corporation:      None                  None
       SDG&E:               8,199,899,000           86,924,783

<F4>Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
DOLLARS:

(a).  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE
FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE
GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

       None.

(b). Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       Not applicable.

(c). TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       Not applicable.
------------------------

 (d).   CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY
COMPANY
DURING THE REPORTING PERIOD.

       Not applicable.

(e). IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      Not applicable.

EXHIBIT A

      Consolidating Statements of income and surplus of Enova Corporation's subsidiary companies for the year ended December 31, 1995, together with consolidating balance sheets of Enova Corporation's subsidiary companies as of the close at December 31, 1995, are attached as Exhibit A <F1>. These consolidating financial statements include SDG&E and its subsidiaries and, therefore, also reflect what is now Enova Corporation and its subsidiaries. No separate consolidating financial statements for Enova Corporation have been prepared since the reorganization by which Enova Corporation became the parent corporation of SDG&E and its subsidiaries effective on January 1, 1996.

EXHIBIT B

Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis. See Ex-27

EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Not Applicable.

      The above-named Enova Corporation has caused this statement to be duly executed on its behalf by its authorized officer as of the 29th day of February, 1996.

                                  ENOVA CORPORATION


                                  By :      /s/Frank H. Ault
                                      -------------------------------
                                                Frank H. Ault
                                         Vice President and Controller

Corporate Seal

Attest:

/s/ David R. Clark
-------------------
David R. Clark
Assistant Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                         Frank H. Ault
                 Vice President and Controller
                    Post Office Box 129400
               San Diego, California 92112-9400

Exhibit A
Enova Corporation/
San Diego Gas and Electric Company and Subsidiaries
Consolidating Income Statement<F1>
In Thousands of Dollars
For the Year Ended December 31, 1995

                                                                              Adjustments
                                                                     Enova         and
                                     SDG&E      PDCC     CALIFIA   Financial  Eliminations  Consolidated
                                   ----------  -------  ---------  ---------  ------------  ------------
OPERATING REVENUES
Electric                           $1,503,926  $        $          $           $             $1,503,926
Gas                                   310,142                                                   310,142
Diversified operations                           4,084    53,121     1,944       (2,541)         56,608
                                   ----------  -------  ---------  ---------  ------------  ------------
TOTAL OPERATING REVENUES            1,814,068    4,084    53,121     1,944       (2,541)      1,870,676
                                   ----------  -------  ---------  ---------  ------------  ------------
OPERATING EXPENSES
Electric fuel                         100,256                                                  100,256
Purchased power                       341,727                                                  341,727
Gas purchased for resale              113,355                                                  113,355
Maintenance                            91,740                                                   91,740
Depreciation & decommissioning        260,841    1,946    10,809     4,643                     278,239
Property and other taxes               45,566                                                   45,566
General and administrative            207,078    2,616       286       227                     210,207
Other                                 166,303    1,519    41,536                               209,358
Income taxes                          172,202   (3,085)  (11,371)  (23,168)                    134,578
                                   ----------  --------  --------  ---------  ------------  -----------
TOTAL OPERATING EXPENSES            1,499,068    2,996    41,260   (18,298)         -        1,525,026
                                   ----------  --------  --------  ---------  ------------  -----------
Operating Income                      315,000    1,088    11,861    20,242       (2,541)       345,650
                                   ----------  --------  --------  ---------  ------------  -----------
Other Income and (Deductions)

Allowance for equity funds used
  during construction                   6,435                                                   6,435
Taxes on non-operating income            (827)     800                                            (27)
Other-net                              15,331   (2,574)               (717)     (17,916)       (5,876)
                                   ----------  --------  --------  ---------  ------------  -----------
Total other income & (deductions)      20,939   (1,774)     -         (717)     (17,916)          532
                                   ----------  --------  --------  ---------  ------------  -----------
Income Before Interest Charges        335,939     (686)   11,861    19,525      (20,457)      346,182
                                   ----------  --------  --------  ---------  ------------  -----------
Interest Charges
Long-term debt                         82,591    2,280     1,908     8,744                     95,523
Short-term debt and other              22,756    2,397                           (4,938)       20,215
Allowance for borrowed funds used
during construction                    (2,865)                                                 (2,865)
                                   ----------  --------  --------  ---------  ------------  -----------
Net interest charges                  102,482    4,677     1,908     8,744       (4,938)      112,873
                                   ----------  --------  --------  ---------  ------------  -----------
Income(loss) from continuing
    operations                        233,457   (5,363)    9,953    10,781      (15,519)      233,309
Discontinued operations                            148                                            148
                                   ----------  --------  --------  ---------  ------------  -----------
Net Income(loss) (before preferred
dividend requirements)                233,457   (5,215)    9,953    10,781      (15,519)      233,457

Preferred Dividend Requirements         7,663      -         -         -            -           7,663
                                   ----------  --------  --------  ---------  ------------  -----------
Earnings(loss)  Applicable to
  Common Shares                    $  225,794 $ (5,215)  $ 9,953   $10,781     $(15,519)     $225,794
                                   ==========  ========  ========  =========  ============  ===========


Enova Corporation/
San Diego Gas and Electric Company and Subsidiaries
Consolidating Statement of Retained Earnings<F1>
For the Year Ending December 31, 1995
In Thousands of Dollars
                                                                         Adjustments
                                                               ENOVA        and
                                SDG&E       PDCC     CALIFIA  Financial  Eliminations  Consolidated
                              ---------   ---------  -------  ---------  ------------  ------------
Balance, December 31, 1994    $ 618,581   $(43,971)  $16,976   $11,628    $15,367       $618,581
  Net Income                    233,457     (5,215)    9,953    10,781    (15,519)       233,457
Dividends declared
     Preferred stock             (7,663)                (550)                 550         (7,663)
     Common stock              (181,809)                                                (181,809)
                              ----------  ---------  -------  --------    -------     ------------
Balance December 31, 1995    $  662,566   $(49,186)  $26,379   $22,409    $   398       $662,566
                              ==========  =========  =======  ========    =======     ============


Enova Corporation/
San Diego Gas and Electric Company and Subsidiaries
Consolidating Balance Sheet<F1>
In Thousands of Dollars
For the Period Ended December 31, 1995
                                                                               Adjustments
                                                                      Enova       and
                                     SDG&E       PDCC     CALIFIA   Financial  Eliminations Consolidated
                                   ----------  --------  ---------  ---------  ------------ ------------
ASSETS
Utility plant--at original cost    $5,533,554  $         $          $          $            $5,533,554
Accumulated depreciation
    and decommissioning            (2,433,397)                                              (2,433,397)
       	                           ----------  --------  ---------  ---------  ----------  ------------
  Utility plant--net                3,100,157                                                3,100,157
                                   ----------  --------  ---------  ---------  ----------  ------------
Investments and other property        448,860     8,117     44,932    177,744   (147,364)      532,289
                                   ----------  --------  ---------  ---------  ----------  ------------
CURRENT ASSETS
  Cash and temporary investments       20,755       (26)    34,953     40,747                   96,429
  Accounts receivable                 178,091     7,612      3,148      8,191    (18,887)      178,155
  Notes receivable                                          34,498                              34,498
  Inventories                          67,959                                                   67,959
  Other                                29,419        54     14,193         30     (2,684)       41,012
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CURRENT ASSETS             296,224     7,640     86,792     48,968    (21,571)      418,053
                                   ----------  --------  ---------  ---------  ----------  ------------
Deferred taxes recoverable in rates   298,748                                                  298,748
Deferred charges and other assets     250,440    18,743     73,551        756    (22,297)      321,193
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL                         $4,394,429  $ 34,500  $ 205,275  $ 227,468  $(191,232)   $4,670,440
                                   ==========  ========  =========  =========  ==========  ============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                    $1,520,070  $  1,686  $  60,558  $  69,210  $(131,454)   $1,520,070
  Preferred stock not subject
    to mandatory redemption            93,475                                                   93,475
  Preferred stock subject to
    mandatory redemption               25,000                                                   25,000
  Long-term debt                    1,217,026               11,734    121,334                1,350,094
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CAPITALIZATION           2,855,571     1,686     72,292    190,544   (131,454)    2,988,639
                                   ----------  --------  ---------  ---------  ----------  ------------
CURRENT LIABILITIES
  Short-term borrowings                  -       29,649                          (29,649)         -
  Long-term debt redeemable within
    one year                          115,000                                                  115,000
  Current portion long-term debt        8,835                6,617     20,864                   36,316
  Accounts payable                    145,273       244                                        145,517
  Dividends payable                    47,383                                                   47,383
  Taxes accrued                         7,836                                     (7,836)         -
  Interest accrued                     15,785       911                 6,752       (911)       22,537
  Regulatory balancing accounts
    overcollected-net                 170,761                                                  170,761
  Other                                90,119        40     35,279                             125,438
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL CURRENT LIABILITIES        600,992    30,844     41,896     27,616    (38,396)      662,952
                                   ----------  --------  ---------  ---------  ----------  ------------
Customer advances for construction     34,698                                                   34,698
Accumulated deferred income
  taxes--net                          536,324                           9,308    (22,297)      523,335
Accumulated deferred investment
  tax credit                          104,226                                                  104,226
Deferred credits and other
  liabilities                         262,618     1,970     91,087                   915       356,590
                                   ----------  --------  ---------  ---------  ----------  ------------
     TOTAL                         $4,394,429  $ 34,500  $ 205,275  $ 227,468  $(191,232)  $ 4,670,440
                                   ==========  ========  =========  =========  ==========  ============












                                                   7